Stephen J. Cosgrove Vice President Corporate Controller	One Johnson & Johnson Plaza New Brunswick, NJ 08933

April 23, 2013

Via EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:    Johnson & Johnson
Form 10-K for the Fiscal Year Ended December 30, 2012
Filed February 22, 2013
File No. 001-03215

Dear Mr. Rosenberg:

Johnson & Johnson is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 28, 2013, with respect to Johnson & Johnson's Form 10-K filed with the Commission on February 22, 2013 for the fiscal year ended December 30, 2012 (the “Form 10-K”) (SEC File No. 001-03215).

Set forth below is the heading and text of the comment followed by our response:

Business
Patents and Trademarks, page 2

1.	We note your statement on page 2 that you believe the patents related to REMICADE® are material to the company. Please amend your disclosure to explain:

•	whether you own or license these patents, and from whom you license them, if applicable;

•	the material jurisdictions in which you hold these patents; and

•	the expiration dates of these patents.

In addition, please describe your anticipated response to the loss of protection, including for example, any plans to apply for exclusivity extensions and the basis for such actions. If you do not intend to take any such actions please disclose that as well.

Response:

Johnson & Johnson follows the guidance of Item 101(c)(1)(iv) of Regulation S-K with regard to patents. The Company's practice has been to disclose material products supported by patents. The expiration dates of such associated patents are also disclosed when expiration is scheduled to occur within two years of the annual filing on Form 10-K. Additionally, quarterly filings include disclosures of the potential impact to revenue for those material products subject to patent expiration within the next year.

We confirm that in future Annual Reports on Form 10-K, beginning with the Annual Report on Form 10-K for the fiscal year ended December 29, 2013, the Company will expand the disclosure in Item 1 - BUSINESS, Patents and Trademarks, to include the following, updated as necessary:

There are two sets of patents related to REMICADE® (infliximab). The first set of patents is co-owned by Janssen Biotech, Inc., a wholly-owned subsidiary of Johnson & Johnson, and New York University Medical Center (NYU). Janssen Biotech, Inc. has an exclusive license to NYU's interests in the patents.  Patents have been granted in the United States, certain countries in the European Union (certain of these patents have been extended by Supplementary Patent Certificates), and Australia. These patents expired in Canada in March 2012. However, sales in Canada have not been impacted as a generic competitor has not entered the market.  In the United States, the patent expires in September 2018.  In certain countries in Europe the patent has been extended to February 2015 (Germany, Spain, United Kingdom, Sweden, Austria, Belgium, Switzerland, Denmark, France, Greece, Italy, Luxembourg and The Netherlands). In Australia, the patent expires in March 2017.

The second set of patents related to REMICADE® was granted to the Kennedy Institute of Rheumatology in the United Kingdom in Europe, Canada, Australia and the United States. Janssen Biotech, Inc. has an exclusive license to these patents which expire in 2017 outside of the United States and 2018 in the United States. The validity of these patents has been challenged and is currently in litigation.

Johnson & Johnson does not expect that any additional extensions will be available for the patents related to REMICADE®.

In addition to competing in the immunology market with REMICADE®, the Company is currently marketing STELARA® (ustekinumab) and SIMPONI® (golimumab), next generation immunology products with remaining patent lives in excess of 10 years.

Exhibit 13
Notes to Consolidated Financial Statements
Note 20. Business Combinations and Divestitures, page 50

2.	Throughout your note, you reference to purchase price allocations. Please tell us how using purchase price allocation complies with the acquisition method as described in ASC 805.

Response:

In response to the Staff's request to explain how using purchase price allocation complies with the acquisition method as described in ASC 805, please find additional details as follows:

Johnson & Johnson follows ASC 805 when accounting for business combinations using the acquisition method.  As a result of applying the acquisition method, Johnson & Johnson measures the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquired business at the acquisition date fair values. Any excess of the consideration transferred over the assigned values of the net assets acquired is recorded as goodwill. When appropriate, independent third party valuation firms are engaged to value the net assets acquired.  In accordance with US GAAP, fair value is determined by the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants.   In accordance with ASC 820, Johnson & Johnson used the income approach as the basis for the purchase price allocations referenced in Note 20.

3.
Please explain to us your basis for concluding that the estimated useful life of the Synthes amortizable intangibles was a weighted average of 21 years. Please breakout this analysis between customer relationships and patents and technology.

Response:

In response to the Staff's request to explain the basis for concluding the estimated useful life of the Synthes amortizable intangibles, please find additional details as follows:

The Customer Relationship ($9.9 billion) intangible lives were determined using the projected customer retention period based on historical experience. Synthes has a broad product portfolio including trauma, spine, cranio-maxillofacial, biomaterials and power tools. An analysis was performed to determine the lives for each of the customer relationship assets in the distinct product areas.  The calculations to determine useful lives included attrition rates and discounted future cash flows by product area. This analysis resulted in a weighted average life of 22 years for the Customer Relationship assets.

The Patents and Technology ($1.5 billion) intangible lives were derived based on technology obsolescence rates that are commensurate with the nature of the Synthes businesses.  New product introductions are predominantly incremental enhancements to existing platforms and are infrequently transformational. An analysis was performed to determine the lives for each of the Patents and Technology assets in each distinct product area. The calculations to determine useful lives included assumptions on technology obsolescence and discounted future cash flows by product area. This analysis resulted in a weighted average life of 18 years for the Patents and Technology assets.

A weighted average of the values and lives ascribed to the Customer Relationship and Patents and Technology intangible assets results in a 21 year weighted average life.

As requested, we acknowledge that:

•	Johnson & Johnson is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	Johnson & Johnson may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 732-524-1831 with any questions or comments you may have.

Sincerely, /s/ Stephen J. Cosgrove Vice President Corporate Controller Chief Accounting Officer

cc: Dominic J. Caruso